UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                                 Paul R. Howarth
                                7 Larkside Court
                               Henderson, NV 89014
                            Telephone: (702) 451-3611
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 2003
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 453079 10 5                                                Page 2 of 6
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(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Paul R. Howarth

(2)     Check the Appropriate Box if a Member of a Group             (a)   /  /
                                                                     (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                     /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       -0-
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        4,917,984
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         -0-
           With
                            (10)    Shared Dispositive Power
                                         4,917,984

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
               4,917,984 (1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                22.67%(2)

(14)    Type of Reporting Person

                IN

------------------

         (1) Represents (a) 4,521,125 shares of Common Stock held by the Howarth Family Trust dated 10/1/87 ("Trust"), of which Mr. Howarth is a co-trustee; (b) 683 shares of Common Stock represented by a warrant dated October 6, 1999, as amended (the "Warrant") held by the Trust, exercisable within the next 60 days; and (c) 396,176 shares of common stock held by Treeview Investments, Inc., a Nevada corporation ("Treeview"), which is wholly-owned by the Trust. Mr. Howarth disclaims beneficial ownership of all of the shares of Common Stock.

         (2) All ownership percentages set forth in this Schedule 13D are based upon the Issuer's last reported number of shares of Common Stock outstanding:
17,167,419 shares, as adjusted to 21,689,227 by adding thereto the 4,521,125 shares issued on exercise of the Warrant and the 683 shares issuable on exercise of the Warrant.


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CUSIP No. 453079 10 5                                                Page 3 of 6
          -----------



(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Howarth Family Trust dated 10/1/87

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                WC

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                4,917,984

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  4,917,984

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,917,984 (3)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                22.67%

(14)    Type of Reporting Person

                00

----------------

         (3) Represents: (a) 4,521,125 shares of Common Stock held by the Trust,
(b) 683 shares of Common Stock represented by the Warrant held by the Trust, and
(c) 396,176 shares of common stock held by Treeview. Mr. Howarth disclaims beneficial ownership of all of the shares of Common Stock.



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CUSIP No. 453079 10 5                                                Page 4 of 6
          -----------

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Imperial Petroleum Recovery Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 1970 S. Startpoint Drive Houston, TX 77032.


Item 2.  Identity and Background.

         (a) The Reporting Persons consisting of Paul R. Howarth ("Mr. Howarth") and the Howarth Family Trust dated 10/1/87 ("Trust") filed their initial
Schedule 13D on June 13, 2001 (the "Original 13D") as amended by Amendment No. 1 thereto dated August 10, 2001 ("Amendment No. 1")(such Original 13D as amended by Amendment No. 1 being herein referred to as the "Prior Amended Schedule 13D"). The Reporting Persons are filing this Amendement No. 2 to the Prior Amended Schedule 13D for the purpose of reporting certain antidilution adjustments to which the Trust as holder of the previously reported Warrant is entitled and to report the Trust's exercise of the major portion of the Warrant. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c) Items (b)-(c) of the Prior Amended Schedule 13D are hereby amended by adding thereto the following:

         "Kimberly Howarth is also a co-trustee of the Trust. Her business address is 7 Larkside Court, Henderson, NV 89014. Her principal occupation is that of a homemaker. She is not employed outside the home.

         Treeview Investments, Inc. ("Treeview") is a Nevada corporation. All of the capital stock of Treeview is owned by the Trust. The business of Treeview is to serve as a consultant and estate planning vehicle. The address of Treeview is 7 Larkside Court, Henderson, NV 89014. The sole director and executive officer of Treeview is Mr. Howarth. Pursuant to Instruction C to Schedule 13D of the Act, other than Mr. Howarth, there are no other directors, executive officers or controlling persons of the Trust except for Kimberly Howarth, co-trustee of the Trust, whose business address is the same as Mr. Howarth's and whose occupation is noted above."


Item 3.  Source and Amount of Funds or Other Consideration.

         As reported in the Prior Amended Schedule 13D.

Item 4.  Purpose of Transaction.


         Item 4 of the Prior Amended Schedule 13D is amended by adding at the end thereof the following:

              "As a result of sales by the Issuer of securities, pursuant to the terms of the Warrant, the Trust was entitled as of March 19, 2003 to have the number of shares covered by the Warrant increased as of March 19, 2003 to a total of 16,741,065 shares (consisting of the original

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CUSIP No. 453079 10 5                                                Page 5 of 6
          -----------


         1,116,071 shares plus an additional 15,624,994 shares added by adjustment). The Trust has requested adjustment certificates to be issued by the Issuer to confirm such adjustments as required by the terms of the Warrant, but has not yet received the certificates.

              On March 19, 2003 the Trust notified the Issuer of the Trust's exercise of the Warrant to purchase 4,521,125 shares of common stock on a cashless basis in accordance with the terms of the Warrant by surrendering to the Issuer a portion of the Warrant covering 12,219,257 shares, leaving the Trust with the remaining portion of the Warrant covering 683 shares. On April 1, 2003, the Trust was notified by the Issuer that the Issuer has accepted the Trust's exercise of the Warrant as presented by the Trust to the Issuer."


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read in its entirety as follows:

         (a) Number and percentage of shares of common stock owned.

         As of the date hereof, the Trust beneficially owns 4,917,984 shares of Common Stock (22.67% of the issued and outstanding shares of Common Stock), consisting of (a) 4,521,125 shares of Common Stock held by the Trust, (b) 683 shares of Common Stock exercisable on exercise of the Warrant held by the Trust, and (c) 396,176 shares of common stock held by Treeview. Mr. Howarth, because of his position as Trustee of the Trust, and the sole director and executive officer of Treeview, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 4,917,984 shares of Common Stock (22.67% of the issued and outstanding shares of Common Stock). Mr. Howarth disclaims beneficial ownership of all shares of Common Stock.

         (b) Sole or shared power to vote, direct the vote, dispose or direct the disposition.

         (i) As of the date hereof, Mr. Howarth has no sole power to vote and direct the vote of any shares of the Common Stock, and the Trust has no sole power to vote, direct the vote, or to dispose or, and direct the disposition, of any shares of Common Stock.

         (ii) As of the date hereof, Mr. Howarth and the Trust have the shared power to vote and direct the vote, of 4,917,984 shares, or 22.67% percent, of the outstanding shares of Common Stock, and to dispose or, and direct the disposition of, 4,917,984 shares, or 22.67% percent, of the outstanding shares of Common Stock.

         (c) On March 19, 2003, the Trust notified the Issue of the Trust's desire to purchase an aggregate of 4,521,125 shares of Common Stock from the Issuer by exercise of the Warrant on a cashless basis as explained in Item 4, at an exercise price of $0.20 per share. Such cashless exercise was based on the current market price of the Common Stock as calculated in accordance with the terms of the Warrant. On April 1, 2003, the Issuer approved the exercise.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

         (e) Not applicable.

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CUSIP No. 453079 10 5                                                Page 6 of 6
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Item 6.  Contracts, Arrangements, Understandings or  Relationships  with Respect to Securities of the Issuer.

         As reported in the in the Prior Amended Schedule 13D.


Item 7.  Material to be Filed as Exhibits.

         As reported in the Prior Amended Schedule 13D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 2, 2003

                                       HOWARTH FAMILY TRUST DATED 10/1/87


                                       By: /s/ Paul R. Howarth
                                           ------------------------
                                           Paul R. Howarth, Trustee


                                           /s/ Paul R. Howarth
                                           ------------------------
                                           Paul R. Howarth